TROUTMAN SANDERS LLP
                              ATTORNEYS AT LAW
                           BANK OF AMERICA PLAZA
                  600 PEACHTREE STREET, N.E. - SUITE 5200
                       ATLANTA, GEORGIA  30308-2216
                          www.troutmansanders.com
                         TELEPHONE:  404-885-3000
                          FACSIMILE: 404-885-3900

W. Brinkley Dickerson	                   Direct Dial:	404-885-3822
brinkley.dickerson@troutmansanders.com	 Direct Fax:	404-962-6743

                               June 29, 2005



VIA EDGAR AND UNITED PARCEL SERVICE
-----------------------------------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:	Michael Fay
	Branch Chief Accountant

	Re:	US 1 Industries, Inc.
		Form 10-K for the year ended December 31, 2004
		File No.  001-08129
		File March 24, 2005

Dear Mr. Fay:

        The following are the responses of US 1 Industries, Inc. to the comments of the Staff of the United States Securities and Exchange Commission on US 1 Industries, Inc. Form 10-K for the year ended December 31, 2004, as such comments were transmitted to US 1 Industries in a letter from the Staff dated June 7, 2005. We are submitting this letter on behalf of US 1 Industries and the terms "we," "us," "our" and "the Company" in the following responses refer to US 1 Industries.

        In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.













               Form 10-K for the year-ended December 31, 2004
               ----------------------------------------------

Liquidity and Capital Resources
Table of Contractual Obligations

Comment No. 1:

Please tell us if you are contractually obligated to pay amounts due to transportation carriers or agents. If so, please include such amounts in your table of contractual obligations in future filings.

Response:

The Company is contractually obligated to pay carriers and agents for the services that they provide. These amounts generally are paid promptly upon delivery of the freight. In future filings the balance due of these amounts will be reflected in the table of contractual obligations.

Note 12 - Commitments and Contingencies

Comment No. 2:

Please explain to us how Cam Transport, Inc. ("CAM") will satisfy payment of the $1.7 million verdict given the lack of sufficient net worth or assets. Please tell us what course of action you expect to take given that the insurer (American Inter-Fidelity Exchange) is a related party and how you anticipate the issue to impact your liquidity.

Response:

The verdict in the litigation against Cam Transport was the byproduct of what is fairly described as a "runaway jury" in a small community in South Carolina with a court system that is reputed to be difficult for non-residents. For instance, the settlement value of the case immediately prior to trial was estimated to be well less than $100,000, and there are strong arguments that insufficient evidence existed, nonetheless was introduced, to support any liability on the part of Cam.

Plaintiff's counsel appears to appreciate the nature of the verdict windfall and that Cam has minimal net worth - roughly $350,000 disregarding the verdict - and all of its assets are pledged as part of the collateral for the Company's revolving credit facility. Recently there have been discussions with the plaintiff's counsel regarding settlement of the claim for less than the amount of the verdict with AIFE paying a portion of the settlement amount. These discussion are extremely preliminary, and it is unclear whether there will be a settlement and if so for what amount or on what terms.

The Company has approximately $4.5 million available under its revolving line of credit. If there is a settlement, the Company would readily be able to pay whatever amount it agreed to pay. If there is not a settlement, the Company similarly is in a position to pay whatever amount it decides is appropriate for it to pay or it might decide to allow the plaintiff to proceed against the assets of Cam or to file for bankruptcy protection for Cam. No decision has been made. Under no scenario does the Company expect the verdict to have a material impact on its remaining operations.



Despite the fact that the Company and AIFE are under common control, AIFE is managed independently, sometimes to the frustration and disappointment of the management of the Company. Should the claim against Cam be settled and AIFE not participate in the settlement at an appropriate level or should the claim not be settled and AIFE not participate in the ultimate payment, the Company intends to defend the declaratory judgment action and to pursue AIFE for its failure to provide appropriate coverage. It is premature to predict the outcome of that dispute.

The Company intends to update its disclosure of the verdict in its Form
10-Q for the quarter ending on June 30, 2005. In addition, in the event that the claim is settled substantially before then, the Company would issue a press release announcing that settlement.


                                  *  *  *  *  *

        We appreciate the assistance the Staff has provided with its comments on US 1 Industries? Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call Patrick Macken at (404) 885-3136 or me at (404) 885-3382.

						Very truly yours,



        					W. Brinkley Dickerson, Jr.

WBD/db


Cc:	Harold Antonson (CRFO)
	Michael Kibler (CEO)
	Sean Henegan (BDO)
	Patrick Macken (Troutman)